

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 4, 2011

<u>Via Facsimile and U.S. Mail</u>

Mr. Terry Wang
Chief Financial Officer
Trina Solar Limited
No. 2 Tian He Road
Electronics Park, New District
Changzhou, Jiangsu 213031
People's Republic of China

> **Re:** **Trina Solar Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed March 17, 2010**
> **File No. 001-33195**

Dear Mr. Wang:

We have reviewed your response letter dated December 22, 2010 and have the following comments.   In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>For m 20-F for the Fiscal Year Ended December 31, 2009</u>

<u>Note 2. Summary of Principal Accounting Policies, page F-10</u>

<u>-(k) Revenue recognitions, page F-15</u>

1.   We note your response to prior comment 4. Based on your response, it appears that you concluded that the customers have the ability and intent to pay outstanding amounts due should they not obtain the related financing. With a view towards enhanced disclosure in future filings, please further explain to us how you concluded the customers have the ability and intent to pay outstanding amounts should they not obtain the related financing

2.   Further to the above, we note from your response to prior comment 4 that "[you] believed that the extension of longer payment terms is in line with changes in the industry and is not necessarily an indication that [your] customers are less likely to satisfy [their] obligations." Please expand upon this statement by explaining the reasons customers are seeking longer payment terms. Explain to us the nature and reasons for the changes to the customers financing agreements. Finally, discuss why you believe the extension of longer payment terms are not necessarily an indication that your customers are less likely to satisfy their obligations.

3.   We note from your response to prior comment 4 that you obtain insurance against customer credit default. With a view towards enhanced disclosure in future filings, please quantify the amount of receivables for which you have insurance against customer credit default.

        You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                                                        Sincerely,

                                                        Kevin L. Vaughn
                                                        Accounting Branch Chief